Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 1, 2022

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 20, 2022, with respect to the Amendment and the Trust’s proposed new series, the ATAC Equity Leverage Rotation ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus – General

1.	Please provide the staff with an analysis of how the Fund intends to comply with, and is permitted to rely upon, Rule 18f-4. Please address specifically which VaR test the Fund intends to comply with and how it will do so.

Response: The Trust notes that the Fund will adhere to the relative VaR test, and it intends to use the Russell 3000 Index as its designated reference portfolio for purposes of compliance with Rule 18f-4’s relative VaR test Because the Fund will never be leveraged more than two times either the designated reference portfolio or the S&P 500 Index (which generally experiences lower volatility then the Russell 3000 Index), the Fund’s adviser, Toroso Investments, LLC, believes the Fund will remain within permitted VaR levels pursuant to the requirements of Rule 18f-4.

2.	Please tell us in correspondence how investors will be able to tell on a daily basis whether the Fund is in a Leverage-On position.

Response: The Fund’s website will have a prominently placed indicator that highlights the Fund’s then-current state. The indicator will be updated each trading day and will use a quadrant format, such as the following:

Today’s Investment State of the ATAC Equity Leverage Rotation ETF
Large-On - Leverage-Off	Large-On – Leverage-On
Small-On - Leverage-Off	Small-On – Leverage-On

3.	Please supplementally provide the Staff with a Fee Table and Expense example pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

4.	If the expense waiver is subject to recoupment, please describe the terms of the recoupment provision in the notes to the Fee Table.

Response: The Trust notes that the expense waiver is not subject to recoupment.

Prospectus – Principal Investment Strategy

5.	Please revise to indicate how you define the large- and small-cap equity markets for purposes of the Fund’s strategy.

Response: The Prospectus has been revised to clarify how the Fund defines large-cap and small-cap equity markets for purposes of its strategy. In particular, the Fund views the large-cap market as comprised of the largest 500 U.S. listed securities, with market caps generally in excess of $10 billion. The Fund views the small-cap market as comprised of the smallest 2000 U.S. listed securities as measured by their market capitalizations.

6.	With a view to risk disclosure, please tell us how often the leverage signals from the LOLO Index change between leverage-on and leverage-off, and what you do when the market is trading flat to its moving average.

Response: The signals are calculated at the end of each week (usually Friday at 2:00 p.m. ET). Signals can change weekly. The calculations are based on a relative point in time so, even if the market is trading flat over some period of time, the calculations will always produce a leverage-on/leverage-off signal. The Prospectus has been revised to reflect the foregoing.

7.	Given their limited number, please advise supplementally which 3X Leverage Index ETFs the Fund will use.

Response: The Trust notes that the Fund would likely use the following 3X Leverage Index ETFs: Direxion Daily S&P 500 Bull 3X Shares (SPXL), Direxion Daily Small Cap Bull 3X Shares (TNA), ProShares UltraPro Russell2000(URTY), and UltraPro S&P500 (UPRO).

8.	Please clarify what you mean when you state that you will invest in underlying holdings of 2X and 3X Leveraged Index ETFs. Does that include derivatives held by the Underlying ETFs? Please disclose.

Response: To achieve leveraged exposure, the Fund may invest in other 2X or 3X Leveraged Index ETFs. The Adviser may also choose to replicate the exposure of an Underlying ETF by purchasing the underlying holdings directly rather than purchasing shares of the Underlying ETF itself. Depending on market conditions the Fund may hold derivatives, but the Fund’s derivative holdings will be limited to swap agreements and futures contracts. The Fund will invest in swap agreements and futures contracts to achieve the targeted leveraged exposure but will not necessarily seek to hold the same derivatives as may be held by an Underlying ETF. The Prospectus has been revised to clarify the foregoing.

In addition, the Trust notes that, notwithstanding the foregoing, the Fund will not hold derivatives to the extent that it would cause the Fund to fail to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

9.	Please provide more disclosure about how the Fund will choose the Unleveraged Index ETFs, 2X Leveraged Index ETFs, and 3X Leveraged Index ETFs in which it will invest. In addition, in your Item 9 disclosure, please (i) explain what you mean by large- and small-cap; and (ii) if investors will be subject to certain investment factors (e.g., momentum, growth, value) or sector exposures (e.g., tech or finance) when the Fund is in certain states (e.g., leverage-on/leverage-off) please explain this too.

Response: The Prospectus has been revised to include more disclosure about how the Adviser will choose the Unleveraged Index ETFs, 2X Leveraged Index ETFs, and 3X Leveraged Index ETFs in which the Fund will invest. The Trust respectfully notes that, pursuant to Comment 5 above, the Item 4 disclosure will reflect the Fund’s definition of large-cap and small-cap.

The Trust notes that the Adviser will select Underlying ETFs from among potential ETF investments that, in the Adviser’s view, will enable the Fund’s portfolio to have an overall exposure that is in line with the Fund’s then-current leverage state (e.g., Leverage-On/Leverage Off). When the Fund is in an unleveraged state, the Fund may invest in one or more Unleveraged Index ETFs that provide targeted exposure to the relevant market (e.g., Large-Cap or Small-Cap). When the Fund is in a leveraged state, the Fund will invest in either one or more 2X Leveraged Index ETFs, or one or more Unleveraged Index ETFs and source the additional exposure via swap agreements, futures contracts, 2X Leveraged Index ETFs, and 3X Leveraged Index ETFs. When selecting among Unleveraged Index ETFs or Leveraged Index ETFs, as the case may be, the Adviser will select among the then-relevant ETFs based on the level of their fees and overall liquidity.

No investment factors (e.g., momentum, growth, value) or sector exposures are considered by the Adviser, outside of the market cap methodologies which are employed. Further, the Fund does not expect to be exposed to any particularized factors or sectors that are dependent on its then-current investment state. As a result, the Fund believes it would not be appropriate to include a discussion of factors or sectors in Item 9.

10.	Please explain supplementally how the Fund will value derivatives for purposes of its 80% policy.

Response: The Trust intends to value the derivatives based on prices obtained from independent pricing services. For swap contracts, the independent pricing service will provide observable market data inputs in an evaluated valuation methodology, which incorporates a number of market data factors, such as marked-to-market daily quotations from market makers and the trades and prices of the underlying instruments. Futures contracts will be valued at the settlement price on the exchange on which they are principally traded. The values of swap agreements and futures contracts (based on the prices obtained from independent pricing services) are based on their notional value for the 80% policy and financial statement presentation.

11.	With respect to the second prong of the Fund’s 80% policy, which references “financial instruments, such as swap agreements” – should the phrase be revised to indicate that the financial instruments will provide exposure to equity securities? If not, how else will the Fund be in compliance with Rule 35d-1? Please advise or revise. If the Fund will use financial instruments other than swaps in pursuit of its principal investment strategies, please specify in this section. Additionally, with respect to the fourth prong of the Fund’s 80% policy should the reference to “financial instruments that provide daily leveraged exposure” be amended to reflect that the daily leveraged exposure will be to equity securities?

Response: The Fund’s 80% policy has been revised to read as follows to address the foregoing concerns:

Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in: (i) equity securities; (ii) financial instruments, such as swap agreements, that will provide exposure to equity securities; (iii) ETFs that invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in equity securities; and/or (iv) ETFs that invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in equity securities or financial instruments that provide daily leveraged exposure to equity securities.

Prospectus – Principal Risks

12.	In the preamble to the Principal Risks of Investing in the Fund section, please consider removing any duplicative or redundant disclosure.

Response: The Fund has revised the preamble to the Principal Risks of Investing in the Fund section to remove duplicative disclosures.

13.	Consider adding disclosure to the Principal Risks of Investing in the Fund preamble similar to what is included for 2X Leveraged Index ETFs, i.e., statements that: “The Fund may not achieve its leveraged investment objective [when in leverage-on positions]” and “In addition, the Fund presents risks not traditionally associated with other ETFs. It is important that investors closely review all of the risks listed below and understand them before making an investment in the Fund.”

Response: The Fund has added the recommended disclosure to the preamble to the Principal Risks of Investing in the Fund section.

14.	Please revise the heading of the underlying index returns chart by replacing the word “Estimated” with “Hypothetical.”

Response: The heading to the chart has been revised accordingly.

15.	The first sentence of the Leveraged ETF Risk disclosure notes that the Fund “will typically seek leverage using financial instruments, like swap agreements.” Please specify all of the financial instruments that the Fund will use as part of its investment strategies.

Response: As noted above in response to Comment 8, the Fund will use swap agreements and futures contracts as part of its principal investment strategies. The Prospectus has been revised to clarify the foregoing and to bolster the related risk disclosures.

16.	The prospectus includes U.S. Government and U.S. Agency Obligations Risk. However, we were unable to locate a principal investment strategy corresponding to those risks. Please advise or revise.

Response: The foregoing risk disclosure is not a principal risk, and therefore, references to such investments and their attendant risks have been removed from the Prospectus.

17.	In the Item 9 discussion of Recent Market Events risk, the last sentence mentions the Amplify ETF. Please correct or remove the reference as appropriate.

Response: The reference in question was inadvertently included and has been removed.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.41%
Total Annual Fund Operating Expenses	1.66%
Less: Fee Waiver	(0.27)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	1.39%

1 Estimated for the current fiscal year.

2 The Fund’s investment adviser, Toroso Investments, LLC (the “Adviser”), has agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, the “Excluded Expenses”)) to 0.98% of the Fund’s average daily net assets through at least December 31, 2023. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal ETF Trust (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The management fee waiver discussed above is reflected only through December 31, 2023. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$142	$469